1934 ACT FILE NO. 001-14714

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April, 2005.

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

40 Fushan Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                      No      X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited
(Registrant)

Date April 28, 2005	By	/s/ Chen Guangshui
Chen Guangshui, Secretary

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Yanzhou Coal Mining Company Limited

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

Announcement on resolutions passed at the 20th meeting of the second session of the board of directors

The 20th meeting of the second session of the Board was held on 25th April 2005 in the Company’s headquarter. Several resolutions were passed by the Board, which are set out in this announcement.

This announcement is made pursuant to the disclosure requirement under Rule 13.09(2) of the Listing Rules.

The notice of the 20th meeting of the second session of the board of directors (the “Board”) of Yanzhou Coal Mining Company Limited (the “Company”) was dispatched on 15th April 2005 by way of written notices or e-mails. The meeting was held on 25th April 2005 in the Company’s headquarter at 298 South Fushan Road (former 40 Fushan Road), Zoucheng City, Shandong Province, PRC. Thirteen directors were called upon for the meeting and all of them were present, complying with the requirements of the laws and regulations such as the PRC Company Law, and the articles of association of the Company (the “Articles”). The directors of the Company (the “Directors”) unanimously agreed and passed the resolutions set out below:

1. To approve the 2004 annual report of the Company and the publication of the results for the year 2004 in the PRC and overseas and to submit the report of the Directors for consideration and approval in the 2004 annual general meeting.

2. To approve the audited financial statements of the Company for the year 2004 and submit the same for consideration and approval in the 2004 annual general meeting.

3. To approve the profit distribution plan of the Company for the year 2004 and submit the same for consideration and approval in the 2004 annual general meeting.

The profit distribution plan in the year 2004 is as follows:

The Company had profits after taxation of RMB2,707.785 million, appropriation to statutory reserve of RMB270.811 million, and appropriation to statutory common welfare fund of RMB135.422 million. Together with the unappropriated profits at the beginning of year of RMB2,220.501 million, the Company had distributable profits of RMB4,522.053 million.

Pursuant to the Articles, for the purpose of determining the dividends payable to the shareholders of the Company (the “Shareholders”), the lower of the profits after taxation in either of the PRC GAAP or the International Financial Reporting Standards (“IFRS”) will be applied for dertermining the dividends. Net profits determined under the PRC GAAP for the year 2004 are less than the net profits determined under the IFRS and hence the dividends are determined on the basis of the net profits of RMB2,707.785 million determined under the PRC GAAP.

The profit distribution plan in the year 2004 is: in accordance with the dividends policy persisted by the Company (i.e. approximately 35% of the net income of the Company after the deduction of statutory reserve as final dividends), the Company proposes to declare an aggregate cash dividend of RMB799.240 million (tax included) to the Shareholders i.e. a cash dividend of RMB2.6 (tax included) is declared for every 10 shares to the Shareholders. After deducting the cash dividends from the distributable profits in the year 2004, the unappropriated profits at the end of the year was RMB3,722.813 million.

The Company also increases its share capital through the conversion of its capital reserve for the purpose of issuing 6 shares for every 10 shares to the Shareholders. The total capital of the Company after the increase of the share capital through the conversion will increase to 4,918,400,000 shares (of which, 2,246,400,000 shares are listed).

4. To approve the remuneration of the Directors and supervisors of the Company for the year 2005 and submit the same for consideration and approval in the 2004 annual general meeting (the independent Directors have expressed their consents).

The total remuneration of the non-independent Directors, the supervisors of the Company, the independent Directors in the year 2004 was RMB1,302,810 (tax included), RMB530,743 (tax included) and RMB325,360 (tax included), respectively. In accordance with the principle that the increase in remuneration shall not exceed the increase of the Company’s efficiency, it is expected that the average remuneration per each non-independent Directors, independent Directors and supervisors of the Company will have an approximately 10% increase.

5. To approve the remuneration of the senior management of the Company for the year 2005 (the independent Directors have expressed their consents). The total remuneration of the senior management of the Company for the year 2004 was RMB924,870 (tax included). In accordance with the principle that the increase in remuneration shall not exceed the increase of the Company’s efficiency, it is expected that the average remuneration per each senior management of the Company will have an approximately 10% increase.

6. To approve the anticipated amounts of the daily connected transactions of the Company in the year 2005 and submit the related daily connected transactions amounts in the year 2005 for consideration and approval in the 2004 annual general meeting. (the independent Directors have expressed their consents.)

7. To approve the amendments to the Articles and submit the amendments to the Articles for consideration and approval in the 2004 annual general meeting. (the amendments to the Articles will be announced at the same time as the publication of the notice of the 2004 annual general meeting)

8. To approve the re-election of the Board and submit the appointment of non-independent Directors to the third session of the Board and the appointment of independent Directors to the third session of the Board for consideration and approval in the 2004 annual general meeting. The second session of the Board nominates Wang Xin, Geng Jiahuai, Yang Deyu, Shi Xuerang, Chen Changchun, Wu Yuxiang, Wang Xinkun, Chen Guangshui, Pu Hongjiu, Cui Jianmin, Wang Xiaojun and Wang Quanxi as the candidates to the third session of the Board, of which Pu Hongjiu, Cui Jianmin, Wang Xiaojun and Wang Quanxi are candidates of independent Directors. The head of representatives of the Company’s employees nominates Dong Yunqing as the candidate of the employee Director to the third session of the Board. Independent Directors have expressed their consents. (please refer to the declaration of nominator of independent Directors in Appendix 1 and the declaration of candidates of independent Directors in Appendix 2; the biographies of the candidates will be announced at the same time as the publication of the notice of the 2004 annual general meeting)

9. To approve the employment of an additional deputy general manager of the Company, agreeing to employ Lai Cunliang as the deputy general manager of the Company, the term of which shall be the same as that of the existing senior management (the independent Directors have expressed their consents). (please refer to the biography of Lai Cunliang in Appendix 3)

10. To approve the appointment and remuneration of the auditors of the Company and submit the same to the 2004 annual general meeting for determining the continued appointment of auditors and for deciding the remuneration arrangement of the auditors for the year 2005. The

Board proposes to appoint Deloitte Touche Tohmatsu and Deloitte Touche Tohmatsu Certified Public Accountants Ltd. as the Company’s international and domestic auditors for the year 2005, respectively and proposes the remuneration of the auditors to be a fee of HK$5 million for audit services the same as those in the year 2004, and authorizes the Board to decide and to pay for the fees related to the newly increased audit services when compared to those in 2004.

11. To approve the provisions for bad debts for the year 2004 and to approve the provision for bad debts relating to receivable accounts of RMB49,104,445.

12. To decide the convening of the 2004 annual general meeting of the Company (the Company will separately publish the notice of the 2004 annual general meeting).

13. To approve the Rules of Procedures for the Shareholders’ Meeting of the Company and submit the same for consideration and approval in the 2004 annual general meeting.

14. To approve the Rules of Procedures for the Board of Directors of the Company and submit the same for consideration and approval in the 2004 annual general meeting.

15. To approve the Rules for the Work of the Independent Directors of the Company.

16. To approve the Rules for the Management of Disclosure of Information of the Company.

17. To approve the Rules for the Approval and the Disclosure of Information of the Connected Transactions of the Company.

18. To approve the Management Measures for the Directors’ Decision Making Risk Fund of the Company (the Management Measures for the Directors’ Decision Making Risk Fund of the Company will be announced at the same time as the publication of the notice of the 2004 annual general meeting).

The report of the Directors mentioned in resolution no. 1 above and resolution nos. 2, 3, 4, 6, 7, 8, 10, 13, 14 and 18 shall be submitted for approval in the 2004 annual general meeting of the Company.

The “Certain Rules Concerning the Strengthening of the Protection for the Interests of the Shareholders of Social Public Shares” of the China Securities Regulatory Commission was learnt.

This announcement is made pursuant to the disclosure requirement under Rule 13.09(2) of the Listing Rules.

By order of the Board of Directors of

Yanzhou Coal Mining Company Limited
Wang Xin

Chairman of the Board of Directors

Zoucheng, Shandong Province, PRC, 25th April, 2005

Note: As at the date of this announcement, the Directors of the Company are Mr. Wang Xin, Mr. Geng Jiahuai, Mr. Yang Deyu, Mr. Mo Liqi, Mr. Wang Bangjun, Mr. Yang Jiachun, Mr. Wu Yuxiang, Mr. Wang Xinkun and Mr. Dong Yunqing, and the independent non-executive Directors of the Company are Mr. Fan Weitang, Mr. Cui Jianmin, Mr. Wang Xiaojun and Mr. Wang Quanxi.

Appendix 1

Declaration of Nominator of Independent Directors of Yanzhou Coal Mining Company Limited

Nominator, the Board of Yanzhou Coal Mining Company Limited, hereby makes a public declaration in connection with the nomination of Pu Hongjiu, Cui Jianmin, Wang Xiaojun and Wang Quanxi as the independent Directors to the third session of the Board and declares that there does not exist a relationship between the candidates and the company that affects the independence of the candidates. Specific declarations are as follows:

The nominations were made after the due consideration of the matters such as the occupation, education, title of employment, detailed work experience and all part-time jobs of the candidates. Candidates have agreed in writing to be the candidates of the independent Directors of the third session of the Board (attached: declaration of candidates of independent Directors). Candidates are considered:

1. to possess the qualifications to act as the directors of a listed company in accordance with the laws, administrative procedures and other relevant rules;

2. to comply with the employment requirements in the Articles;

3. to possess the required level of independence in the “Directive Opinion Concerning the Establishment of System of Independent Directors by Listed Companies” of China Securities Regulatory Commission:

(i) the candidates and their lineal-relatives, and their principal social relations do not hold any positions in the Company and its affiliated enterprises;

(ii) the candidates and their lineal-relatives are not shareholders holding, directly or indirectly, more than 1% of the issued shares of such listed company and are not the top ten shareholders of such listed company;

(iii) the candidates and their lineal-relatives do not hold any positions in the shareholder entities which hold, directly or indirectly, more than 5% of the issued shares of such listed company and do not hold any positions in the top five shareholders of such listed company;

(iv) the candidates were not in the circumstances set out in the aforesaid three items during the most recent one year;

(v) the candidates are not staff providing services such as financial, legal, management consultation and technical consultation services to such listed company and its affiliated enterprises.

4. The candidates are the independent directors of not more than 5 listed companies, including the Company.

The nominator warrants that the above declaration is true, complete and accurate, does not contain any false statements and is not misleading, and fully understands the consequences of making a false declaration.

Nominator: the Board of Yanzhou Coal Mining Company Limited

Zoucheng, Shandong, 25th April 2005

Appendix 2

Declaration of Candidates of Independent Directors of Yanzhou Coal Mining Company Limited

Declarants, Pu Hongjiu, Cui Jianmin, Wang Xiaojun and Wang Quanxi, being the candidates of the third session of the Board of Yanzhou Coal Mining Company Limited, hereby publicly declare and warrant that there will not exist a relationship between the Company and us that will affect our independence when we act as the independent directors of such company. Specific declarations are as follows:

1. we and our lineal-relatives, and our principal social relations do not hold any positions in such company and its affiliated enterprises;

2. we and our lineal-relatives do not, directly or indirectly, hold more than 1% (including 1%) of the issued shares of such company;

3. we and our lineal-relatives are not the top ten shareholders of such company;

4. we and our lineal-relatives do not hold any positions in the shareholder entities which hold, directly or indirectly, more than 5% (including 5%) of the issued shares of such company;

5. we and our lineal-relatives are not in the office of the top five shareholders of such company;

6. we were not in the circumstances set out in the aforesaid five items during the most recent one year;

7. we are not providing services such as financial, legal, management consultation and technical consultation services to such company and its affiliated enterprises;

8. we have not received any additional and undisclosed other interests from such listed company, its major shareholders or staff and entities having conflict of interests;

9. we comply with the employment requirements in the Articles.

Further, we are the independent directors of not more than 5 listed companies, including the Company.

We are completely aware of the duties of an independent director and warrant that the above declaration is true, complete and accurate, does not contain any false statements and is not misleading. We fully understand the consequences of making a false declaration. The Shanghai Stock Exchange can reply on this declaration to confirm our employment qualifications and independence. During our office term as the independent directors of such company, we will comply with the regulations and notices issued by the China Securities Regulatory Commission and the requirements of the rules of business of the Shanghai Stock Exchange, will accept the supervision of the Shanghai Stock Exchange, will ensure having sufficient time and energy to carry out our duties and will make independent judgement without the influences from the major shareholders, beneficial controllers and other entities or individuals having conflict of interests with the Company.

Declarants: Pu Hongjiu, Cui Jianmin, Wang Xiaojun and Wang Quanxi

Zoucheng Shandong, 25th April 2005

Appendix 3

Biography of Lai Cunliang

LAI Cunliang, aged 44, a senior engineer, master in mining engineering, a deputy general manager of the Company. Mr. Lai joined the predecessor of the Company in 1980, became the head of Xing Long Zhuang Coal Mine in 2000. Mr. Lai became the director and general manager of Yancoal Australia Pty Limited in 2004. Mr. Lai graduated from the China University of Mining and Technology.